SEC FILE NUMBER 001-34756

CUSIP NUMBER 88160R101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tesla Motors, Inc.

Full Name of Registrant

Former Name if Applicable

3500 Deer Creek Road

Address of Principal Executive Office (Street and Number)

Palo Alto, California 94304

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tesla Motors, Inc. was unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2012 because a probable error in the presentation of certain non-cash items relating to capital expenditures on its consolidated statements of cash flows was identified during the final review of the Form 10-K. As a result, Tesla could not complete its financial closing process prior to March 1, 2013.

It is important to note that this will have no impact on previously reported total cash and cash equivalents, consolidated income statements, consolidated balance sheets, or free cash flows (defined as cash flow from operations less capital expenditures), including those reported in our earnings release on February 20, 2013.

Tesla believes that some unpaid capital expenditures in 2011 and 2012 would be more accurately classified as operating activities, rather than investing activities. Although the review is continuing, the consolidated statements of cash flows will likely be revised for the year ended December 31, 2011 by reducing cash flows used in investing activities with a corresponding increase in cash flows used in operating activities. A similar adjustment will be made to the statement of cash flows for the year ended December 31, 2012. These adjustments affect the quarters and full years ended December 31, 2012 and 2011, and could include a reclassification of approximately $31 million and $15 million from cash flows used in investing activities to cash flows used in operating activities for the years ended December 31, 2012 and 2011, respectively.

Tesla currently anticipates that the Form 10-K for the year ended December 31, 2012 will be filed as soon as practicable and no later than Monday, March 11, 2013.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Deepak Ahuja	(650)	681-5070
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tesla Motors, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 4, 2013	By	/s/ Deepak Ahuja
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).